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                             November 20, 2023

       Mary Riskey
       Chief Financial Officer
       Two Harbors Investment Corp.
       1601 Utica Avenue South, Suite 900
       St. Louis Park, Minnesota 55416

                                                        Re: Two Harbors
Investment Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed July
31, 2023
                                                            Response dated
November 3, 2023
                                                            File No. 001-34506

       Dear Mary Riskey:

              We have reviewed your November 3, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 20,
       2023 letter.

       Form 8-K filed July 31, 2023

       Exhibit 99.1
       Reconciliation of GAAP to Non-GAAP Financial Information , page 11

   1. We note your response to our comment 3 and your proposed revisions. Please address the following:
                                                            We refer you to
your tables 1-3 within your response. Please tell us what
                                                             consideration you
gave to each such table representing a non-GAAP income
                                                             statement.
Reference is made to Questions 102.10(b) and 102.10(c) of the Non-
                                                             GAAP Financial
Measures Compliance and Disclosure Interpretations.
                                                            We refer you to
your table 4 within your response. It appears that you intend to continue to
present income excluding market-drive value changes to common stockholders
within your earnings release. Please tell us what consideration you gave
 Mary Riskey
Two Harbors Investment Corp.
November 20, 2023
Page 2
              to such measure being a tailored accounting principle. Reference is made to Question
              100.04 of the Non-GAAP Financial Measures Compliance and
Disclosure
              Interpretations.

       Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMary Riskey                                 Sincerely,
Comapany NameTwo Harbors Investment Corp.
                                                              Division of
Corporation Finance
November 20, 2023 Page 2                                      Office of Real
Estate & Construction
FirstName LastName